Exhibit 99.1

September 30, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Motif Bio plc (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to the Form 6-K of Motif Bio plc dated September 30, 2019.  We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey